082-34812







06017057

September 13, 2006

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street NW
Washington D.C. 20549


SEC MAIL PROCESSING
RECEIVED
SEP 21 2006
WASH, D.C.
185
SECTION

Re: Petrobank Energy and Resources Ltd.

Dear Sir or Madam:

Pursuant to Regulation 12g3.2(b) please find enclosed documents made public and filed with Canadian Securities Regulators that form part of the continuous disclosure record of Petrobank Energy and Resources Ltd.

Sincerely,

TMunzel

Tanya Munzel
for:

Corey C. Ruttan
Vice-President Finance

PROCESSED
SEP 28 2006
THOMSON
FINANCIAL

Dlw 9/25

2600, 240 – 4TH AVENUE SW, CALGARY, ALBERTA, CANADA, T2P 4H4 MAIN: (403) 750-4400 FAX: (403) 266-5794 www.petrobank.com

PETROBANK
ENERGY AND RESOURCES LTD.

NEWS RELEASE

PETROBANK ENCOURAGED BY EARLY COMBUSTION OPERATIONS AT WHITESANDS THAI™ PROJECT

Calgary, Alberta – September 12, 2006 - (TSX: PBG, Oslo Bors: PBG) Petrobank Energy and Resources Ltd. is pleased to provide an operational update for our 84% owned subsidiary WHITESANDS Insitu Ltd. and the ongoing field demonstration of Petrobank's THAI™ technology.

Since July 20, 2006, we have been continually injecting air into the vertical well of the central well pair. During the first three weeks of air injection, in-situ ignition was confirmed as we measured various indicators of the combustion reaction, including significantly rising temperatures in the reservoir zone, production of combustion gases and rising horizontal well bore temperatures. Since initiating THAI™ production operations, fluid production capability from the horizontal well has consistently exceeded more than 1,000 barrels of fluid a day. Produced fluids are a combination of condensed steam from the Pre-Ignition Heating Cycle ("PIHC"), reservoir water, and bitumen. Bitumen production rates have been variable and are expected to rise as the combustion zone builds and the approximately 50,000 barrels of water in the form of steam injected during the PIHC is recovered. We expect to recover the majority of this injected water during the early stages of the THAI™ process. We will commence deliveries of produced oil from our facilities to market within the next two weeks.

Air injection rates have increased progressively and are currently being maintained at a rate well below our ultimate targeted air injection rate, as we bring our facilities into full production mode. The high temperature combustion zone has expanded across the vertical section of the bitumen zone achieving peak temperatures of over 700 degrees centigrade, which is at the higher end of our expected operating temperature range. Produced gas samples also confirm that high temperature combustion is occurring, indicating in-situ thermo-cracking, which could ultimately result in partially upgraded bitumen being produced. As we continue to produce the well over the coming months, we expect to see a decrease in the amount of condensed steam produced with corresponding increased oil cuts. Surface facilities have been operating consistently and we have been able to handle a wide range of fluid rates and temperatures. Intermittent sand production has created the necessity for periodic sand clean-out procedures in the surface facilities and the horizontal well, which have occasionally interrupted production operations. Air injection operations have not been curtailed as a result of these clean-out procedures. The produced sand is very fine-grained, indicating that an effective sand bridging structure within the reservoir has yet to be fully established. This is most likely a result of our transition from the steam injection operations to combustion operations, and may have been impacted by earlier horizontal well operations at the beginning of the THAI™ production phase. Over time, we expect the sand production to be minimized once a consistent flow regime under combustion is established.

We are in a state of continual assessment and improvement of our operating parameters at the WHITESANDS THAI™ pilot project and have gained considerable knowledge from our early operations. This continuous improvement process is consistent with starting up the first field scale demonstration of a new technology allowing us to modify certain aspects of our surface facilities and the start-up procedure for the next two well pairs. We expect to initiate the PIHC on the next well pair within two weeks.

Additional Resource Delineation

During the second quarter of 2006, we reported that the estimated gross bitumen-in-place on a portion of the 62 sections of oil sands leases owned by our 84% subsidiary, WHITESANDS Insitu Ltd. had increased to 1.6 billion barrels, based on a May 2006 Fekete Associates Ltd. resource evaluation. In addition, a recoverable reserve and resource assessment by McDaniel Associates Ltd. ("McDaniel") effective May 1, 2006 estimated an initial gross recoverable bitumen volume, based on Steam Assisted Gravity Drainage ("SAGD") technology, of up to 537 million barrels, which includes 25 million barrels of gross probable reserves and 70 million barrels of gross probable plus possible reserves.

We believe there is considerable upside to the recoverable resource estimates as the McDaniel report included only 13 sections of our lands, those with at least one drillhole and excluded a number of sections with McMurray channel indicated by our 3-D seismic and/or areas on trend with known McMurray channel. As a result, in early October, we plan to initiate a nine well drilling program to further delineate an additional nine contiguous sections of our land base and we also plan to drill an additional six delineation wells early this winter. These additional drilling programs are expected to delineate significant new recoverable bitumen resources. Subject to the successful demonstration of the THAI™ recovery process at the WHITESANDS project, we also plan to update the reserve evaluation based on the THAI™ recovery process which we believe will have a higher recovery rate, and hence greater recoverable reserves than the SAGD-based estimates.

The THAI™ Process

THAI™ is an evolutionary in-situ combustion technology for the recovery of bitumen and heavy oil that combines a vertical air injection well with a horizontal production well. THAI™ integrates existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally. During the process, a high temperature combustion front is created underground where part of the oil in the reservoir is burned, generating heat, which reduces the viscosity of the remaining oil allowing it to flow by gravity to the horizontal production well. The combustion front sweeps the oil from the toe to the heel of the horizontal producing well, recovering up to an estimated 80 percent of the original-oil-in-place while partially upgrading the crude oil in-situ. Petrobank controls all intellectual property rights to the THAI™ process and related enhancements, including the patented CAPRI™ technology, which offers the potential for further in-situ upgrading through the use of a well-bore integrated catalyst.

THAI™ has many potential benefits over other in-situ recovery methods, such as SAGD (Steam Assisted Gravity Drainage). These potential benefits include higher resource recovery, lower production and capital costs, minimal usage of natural gas and fresh water, a partially upgraded crude oil product, reduced diluent requirements for transportation, and lower greenhouse gas emissions. The THAI™ process also has the potential to operate in lower pressure, lower quality, thinner and deeper reservoirs than current steam–based recovery processes.

THAI™ can also be applied to other heavy oil deposits and it is our strategy to initiate projects in mobile oil reservoirs in Canada and/or internationally. Our ultimate goal is to capture a global portfolio of heavy oil resources where the application of our THAI™ technology can lead to greatly improved recovery rates and significant long-term value growth for the Company. In support of this activity, Petrobank's 80.7% owned subsidiary, Petrominerales Ltd. (TSX: PMG), is evaluating two large heavy oil Technical Evaluation Areas in Colombia covering 1.1 million acres for the potential application of THAI™.

Petrobank Energy and Resources Ltd.

Petrobank Energy and Resources Ltd. is a Calgary-based oil and natural gas exploration and production company with operations in western Canada and Colombia. The Company operates high-impact projects through three business units. The Canadian Business Unit combines conventional oil and gas operations with two higher potential coalbed methane opportunities. The Latin American Business Unit is operated by Petrobank's 80.7% owned, TSX-listed subsidiary, Petrominerales Ltd. (TSX: PMG), which produces oil through two Incremental Production Contracts in Colombia and has exploration contracts and Technical Evaluation Agreements covering a total of 2.3 million acres in the Llanos and Putumayo Basins. WHITESANDS Insitu Ltd., Petrobank's 84% owned subsidiary, owns 39,680 acres of oil sands leases with an estimated 1.6 billion barrels of bitumen-in-place and operates the WHITESANDS project to field-demonstrate Petrobank's patented THAI™ heavy oil recovery process. THAI™ is an evolutionary in-situ combustion technology for the recovery of bitumen and heavy oil that combines a vertical air injection well with a horizontal production well. THAI™ integrates existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally.

Certain statements in this release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to, prospects for technologies which remain unproven, the expected amount and timing of capital projects and the results of operations. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the ability to economically test, develop and utilize the technologies described herein, the feasibility of the technologies, general economic, market and business conditions; fluctuations in oil and gas prices; the results of exploration and development of drilling and related activities; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrobank that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

For more information please contact:
John D. Wright, President and CEO,
Chris J. Bloomer, Vice-President Heavy Oil and CFO, or
Corey C. Ruttan, Vice-President Finance
Telephone: (403) 750-4400


PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
Phone: (403) 750-4400
Fax: (403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX: PBG, Oslo Bors: PBG